Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

March 29, 2017	Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim O’Connor

Re:                             American Capital Senior Floating, Ltd. (File No. 814-01025)

Dear Mr. O’Connor:

We are submitting this letter on behalf of American Capital Senior Floating, Ltd. (the “Fund”) to respond to a verbal comment you provided to us in a telephone conversation on March 24, 2017 with respect to the Fund’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), which was filed on March 3, 2017.  As discussed, the Fund has revised the Proxy Statement to respond to the comment and today filed a definitive proxy statement (the “Definitive Proxy Statement”). The Fund is concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below is the comment verbally provided by the staff of the Securities and Exchange Commission (the “Staff”) and immediately below such comment is the response with respect thereto. Capitalized terms used but not defined herein shall have the meanings set forth in the Definitive Proxy Statement.

1.                                      The Staff takes the view that Rule 14a-4 of the Securities Exchange Act of 1934, as amended, would prohibit the adjournment of a stockholders’ meeting for purposes of soliciting additional proxies in order to avoid a negative vote on any proposals, unless expressly authorized by a separate proposal approved by the stockholders. Please add a separate stockholder proposal to authorize adjournment of the meeting for that purpose.

The Fund has revised the Definitive Proxy Statement as requested to include an adjournment proposal.

Please do not hesitate to call me at (310) 284-4544 with any questions.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

cc:	Penni Roll, Chief Financial Officer of American Capital Senior Floating, Ltd.
Ian Fitzgerald, General Counsel of American Capital Senior Floating, Ltd.

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